

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2024

Daniel Schmitt
President and Chief Executive Officer
Actuate Therapeutics, Inc.
1751 River Run, Suite 400
Fort Worth, TX 76107

      Re: Actuate Therapeutics, Inc.
          Amendment No. 3 to Draft Registration Statement on Form S-1
          Submitted May 13, 2024
          CIK No. 0001652935

Dear Daniel Schmitt:

We have reviewed your amended draft registration statement and have the following comment.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 8, 2024 letter.

Amendment No. 3 to Draft Registration Statement on Form S-1, Submitted May 13, 2024

Business
Developing Elraglusib for the Treatment of Ewing Sarcoma
Development Plan in Ewing Sarcoma, page 125

1.   We note your response to prior comment 1, and we reissue the comment in part. Please further revise the added disclosure in the first paragraph of this section to clarify whether any action on the amended 1902 Phase 1/2 protocol will be required by the FDA. Please also clarify the status and timing for the planned amendment, including for your central IRB approval and, if applicable, any other required regulatory approvals.

Daniel Schmitt
Actuate Therapeutics, Inc.
May 20, 2024
Page 2

       Please contact Eric Atallah at 202-551-3663 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at 202-551-8013 or Tim Buchmiller at 202-551-3635 with any other questions.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Life Sciences

cc: Janet Spreen, Esq.